Everspin Technologies, Inc.

5670 W. Chandler Boulevard, Suite 130

Chandler, Arizona 85226

November 20, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

RE:         Everspin Technologies, Inc.

Registration Statement on Form S-3

Filed November 15, 2023

File No. 333-275585

Acceleration Request

Requested Date: November 22, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275585) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, November 22, 2023, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew B. Hemington of Cooley LLP, counsel to the registrant, at (650) 843-5062, or in his absence Allison Pang of Cooley LLP at (650) 843-5315.

[Signature page follows]

Very truly yours,

Everspin Technologies, Inc.

By:	/s/ Sanjeev Aggarwal
Sanjeev Aggarwal
Chief Executive Officer

cc:	Anuj Aggarwal, Chief Financial Officer, Everspin Technologies, Inc.
Matthew B. Hemington, Cooley LLP
Allison Pang, Cooley LLP